Privileged & Confidential

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 17th day of July, 2025, between AuguStar Life Insurance Company (“ALIC”), a stock life insurance company organized under the laws of Ohio, and AuguStar Life Assurance Corporation (“ALAC”), a stock life insurance company organized under the laws of Ohio.

W I T N E S S E T H:

WHEREAS, ALIC and ALAC have determined that it would be in their respective best interests and the best interests of their respective shareholders to effect the transactions contemplated by this Agreement at the Effective Time, as defined in Section 1(b) hereof;

WHEREAS, in furtherance thereof, the respective Boards of Directors and the sole shareholders of each of ALIC and ALAC have duly approved the merger of ALAC, including its separate accounts, with and into ALIC upon the terms and subject to the conditions of this Agreement (the “Merger”);

WHEREAS, throughout the period beginning on the date this Agreement was adopted and ending on the Effective Time, ALIC owned 100% of the ALAC’s capital stock;

WHEREAS, prior to the Effective Time of the Merger, ALIC and ALAC will adopt this Agreement for U.S. federal income tax purposes, and the Merger shall occur pursuant to this Agreement;

WHEREAS, ALAC will not dispose of any of its assets in contemplation of the Merger, except for dispositions in the ordinary course of business;

WHEREAS, ALIC and ALAC’s shareholders and ultimate beneficial owners will not make capital contributions to ALAC in anticipation of, in conjunction with, or in any way related to, the Merger; and

WHEREAS, the Merger will neither be preceded nor followed by the reincorporation in, or transfer or sale to, a recipient corporation, of any of the business or assets of ALAC. For purposes of this representation, a reincorporation encompasses any circumstance in which any of the businesses or assets of ALAC are treated for US federal income tax purposes as held by a corporation other than ALAC (or a successor thereof).

NOW, THEREFORE, in order to effect the transactions contemplated by this Agreement and in consideration of the premises and the mutual covenants and agreements herein contained, the parties agree as follows:

Section 1. The Merger. (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below) and in accordance with the provisions of this Agreement and Chapter 1701 of the Ohio General Corporation Law (the “OHGCL”) and the Ohio Insurance Code (the “OHIC”, and together with the OHGCL, the “OHGCLIC”), ALAC together with its separate account, Variable Account R, shall be merged with and into ALIC in accordance with the OHGCLIC, and the separate existence of ALAC shall thereupon cease, and ALIC, which shall be and which is hereinafter sometimes referred to as the “Surviving Company,” shall continue its corporate existence under the laws of the State of Ohio under the name “AuguStar Life Insurance Company.”

(b) As soon as is practicable after the satisfaction or, if permitted, waiver of the conditions set forth in Section 3 hereof, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Ohio Secretary of State (the “Certificate of Merger”) in accordance with the provisions of the OHGCL and such other documents in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the OHGCLIC. The Merger shall become effective on December 31, 2025 (the “Effective Time”).

(c) From and after the Effective Time, the Merger shall have all of the effects set forth in the OHGCLIC. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Merger and in accordance with the OHGCLIC, all of the assets (including investment assets and trusts), properties (including intellectual property and intangibles), credits, systems, operations, accounts (including any separate accounts and bank accounts), benefit plans, rights, privileges, immunities, powers, franchises, contracts, reinsurance treaties, insurance contracts, and authorities of ALIC and ALAC shall vest in the Surviving Company and all of the debts, obligations, liabilities and duties of ALIC and ALAC shall become the debts, obligations, liabilities and duties of the Surviving Company. All policies of insurance issued by either ALIC or ALAC shall, as of the Effective Time, become policies of insurance of the Surviving Company.

(d) The Articles of Incorporation in the form attached hereto as Exhibit A shall be the Articles of Incorporation of the Surviving Company from and after the Effective Time until thereafter amended in accordance with the provisions thereof and the OHGCLIC.

(e) The Code of Regulations in the form attached hereto as Exhibit B shall be the Code of Regulations of the Surviving Company from and after the Effective Time until altered, amended or repealed as provided therein or in the Articles of Incorporation of the Surviving Company and the OHGCLIC.

(f) As of the Effective Time, the Board of Directors and the officers of the Surviving Company shall be the then serving directors and officers of ALIC, to serve until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified, as the case may be.

Section 2. Treatment of Shares. (a) Each issued and outstanding share of the capital stock of ALIC, ten million (10,000,000) common shares with a par value of one dollar ($1.00 USD) each, shall not be affected by the Merger and shall continue to be outstanding at and after the Effective Time without any change and shall continue as a share of the Surviving Corporation.

(b) ALAC did not issue any additional shares of ALAC’s stock, and did not redeem or reacquire any shares of ALAC’s stock, in contemplation of the Merger.

(c) At the Effective Time, all outstanding shares of the capital stock of ALAC shall be cancelled without consideration and retired and shall cease to exist.

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(d) ALIC did not sell, exchange or otherwise dispose of any shares of ALAC’s stock.

Section 3. Conditions Precedent to Merger. The respective obligations of ALIC and ALAC to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental authority including, but not limited to, approvals to be obtained from the Superintendent of the Ohio Department of Insurance with respect to the Merger, required in connection with the execution, delivery and performance of this Agreement shall have been obtained.

(b) The parties represent that all authorizations, consents, waivers and approvals from parties to contracts or other agreements to which ALIC or ALAC is a party were duly obtained by them in connection with the performance of this Agreement.

(c) No court, agency or other authority shall have issued any order, decree or judgment to set aside, restrain, enjoin or prevent the Merger and no statute, rule, regulation, executive order, decree or injunction shall have been enacted, promulgated or enforced by any United States court or governmental authority of competent jurisdiction which prohibits the consummation of the Merger.

(d) The parties represent that there is no litigation or legal procedure pending which would prohibit or in any way restrict the consummation of the Merger, or alter the effect thereof.

Section 4. Further Assurances. From time to time, as and when requested by ALIC, ALAC shall execute and deliver or cause to be executed and delivered all such other instruments, and shall take or cause to be taken all such further or other actions, as ALIC may deem necessary or desirable in order to vest in and confirm to the Surviving Company and its successors and assigns, title to and possession of all the properties, rights, privileges, powers and franchises referred to in Section 1(c) hereof and otherwise to carry out the intent and purposes of this Agreement. From time to time, as and when necessary, the Surviving Company shall execute and deliver or cause to be executed and delivered all such other instruments, and shall take or cause to be taken all such further or other actions, as are necessary or desirable in order to assume or otherwise comply with the outstanding debts, liabilities, duties or other obligations of ALAC.

Section 5. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

Section 6. No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 7. Amendments. At any time prior to the Effective Time, this Agreement may be amended in matters of form or substance, or supplemented by additional agreements, articles or certificates, to the extent permitted by the OHGCLIC and any other applicable governmental authority, as may be determined in the judgment of the Boards of Directors of ALIC and ALAC to be necessary, desirable or expedient to clarify the intention of the parties hereto or to effect or facilitate the filing, recording or official approval of this Agreement and the consummation hereof and the Merger provided for herein, in accordance with the purpose and intent of this Agreement.

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Section 8. Termination and Abandonment. At any time prior to the Effective Time, the Boards of Directors of ALIC and ALAC may cause the Merger and the transactions contemplated by this Agreement to be abandoned or delayed if such Boards of Directors determine that such abandonment or delay would be in the best interests of ALIC and ALAC and their respective shareholders. In the event of the termination and abandonment of this Agreement and the Merger pursuant to the preceding sentence, this Agreement shall become void and have no effect, without any liability on the part of either of ALIC or ALAC or their shareholders, directors or officers in respect thereof.

Section 9. Combined Information Reporting. Subsequent to the Effective Time, ALAC is required under provisions of the Internal Revenue Code of 1986, as amended, to file certain forms in the series 1098, 1099, and 5498, or any other forms required by law, for reportable transactions occurring in the acquisition year of the Effective Time. ALAC and ALIC agree that the Surviving Company will assume ALAC’s entire information reporting obligations for those forms in the series 1098, 1099, and 5498, or any other forms required by law. The parties agree to comply with the requirements of the alternative procedure described in Rev. Proc. 99-50, or any relevant Internal Revenue Service (“IRS”) guidance. ALAC will be relieved of its information reporting obligations for reportable transactions occurring in the acquisition year of the Effective Time only if and to the extent that this Agreement meets, and ALIC satisfies, each of the requirements of Rev. Proc. 99-50, or any relevant IRS guidance.

Section 10. Interpretation; Descriptive Headings. (a) For purposes of this Agreement, the words “hereof,” “herein” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

(b) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or affect the meaning or interpretation of this Agreement.

Section 11. Counterparts. This Agreement may be executed by the parties thereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 12. Expenses. In the event that the Merger is not effectuated, each of ALIC or ALAC shall be responsible for all expenses in respect of this Agreement incurred by or attributable to it.

Section 13. Federal Income Tax Treatment. The Merger is intended to qualify for nonrecognition treatment to ALIC and ALAC for US federal income tax purposes, pursuant to Sections 332 and 337 of the Internal Revenue Code of 1986, as amended.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

AuguStar Life Insurance Company

By:	/s/ Clifford J. Jack
Name:	Clifford J. Jack
Title:	President and Chief Executive Officer

ATTEST:

By:	/s/ Manda Ghaferi
Name:	Manda Ghaferi
Title:	General Counsel

AuguStar Life Assurance Corporation

By:	/s/ Anurag Chandra
Name:	Anurag Chandra
Title:	President, Chairman and CEO

ATTEST:

By:	/s/ Richard C. Brooks, Jr.
Name:	Richard C. Brooks, Jr.
Title:	General Counsel

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